UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number:  0-9608

E & J PROPERTIES, LTD., a California Limited Partnership
(Exact name of registrant as specified in charter)

94-2763152
(IRS Employer Identification Number)

2710 Gateway Oaks Drive, Suite 300 South
Sacramento, California 95833
(Address of principal executive office)

Registrant's telephone number, including area code:  (916) 925-6620

UNITS OF LIMITED PARTNERSHIP
(Title of each class of securities covered by this Form)

NONE
(Titles of all other classes of securities for which a duty to file reports under section 13(a) of 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

               Rule 12g-4(a)(1)(i)          X                            Rule
12h-3(b)(1)(i)
               Rule 12g-4(a)(1)(ii)                                        Rule
12h-3(b)(1)(ii)
               Rule 12g-4(a)(2)(i)                                         Rule
12h-3(b)(2)(i)
               Rule 12g-4(a)(2)(ii)                                        Rule
12h-3(b)(2)(ii)

       Rule 15d-6

Approximately number of holders of record as of the certification date: ZERO (0)

Pursuant to the requirements of the Security Exchange Act of 1934 (Name of registrant as specified in charter) has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date:  December 29, 1998                                               By: /s/
Elaine McKeon

         Elaine McKeon, General Partner


Instruction: This form is required by Rules 12g-4, 12h-3 and 15d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer or the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.